U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 LCS Golf, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   11-3200338
                      (I.R.S. Employer Identification No.)

                     24 East 12th Street New York, NY 10003
               (Address of principal executive offices) (Zip Code)

                                 (212) 929-3313
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001
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                                TABLE OF CONTENTS
                                     Part I

Item 1.  Description of Business...............................................4

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation........................................12

Item 3.  Description of Property..............................................14

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management.......................................15

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons.........................................16

Item 6.  Executive Compensation...............................................18

Item 7.  Certain Relationships and Related Transactions.......................19

Item 8.  Description of Securities............................................20

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters.................21

Item 2.  Legal Proceedings....................................................21

Item 3.  Changes in and Disagreements with Accountants........................21

Item 4.  Recent Sales of Unregistered Securities..............................21

Item 5.  Indemnification of Directors and Officers............................25

                                    Part F/S

Financial Statements..........................................................26

                                    Part III

Item 1.  Index to Exhibits......................................................

Item 2.  Description of Exhibits................................................

Signatures......................................................................


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

To simplify the language in this registration statement, references to "We," "Us" or the "Company" refer to LCS Golf, Inc. and its subsidiaries.

Business Development.

We were incorporated On October 8, 1997 in the State of Delaware as Linkun Enterprise, Inc. to operate in the business of the design and distribution of golf clubs and related products. On October 27, 1997, we amended our articles of Incorporation to change our name to LCS Golf, Inc.

On October 28, 1997, LCS Golf, Inc. a New York Corporation (hereinafter "LCS New York") was merged into our Company and we were the surviving Company. Pursuant to the merger, we exchanged eight hundred fifty thousand (850,000) shares of our common stock for all of the issued and outstanding shares of LCS New York on a one-share for one-share basis. Pursuant to the agreement of merger, we reverse split our stock on October 28, 1997, one (1) share for thirty (30) shares. This reverse split is reflected in the numbers throughout this registration statement, unless indicated otherwise.

On May 1, 1998, we entered into an agreement with Golf Universe, Inc. (hereinafter "Golf Universe"). Golf Universe was incorporated in the State of Florida on October 23, 1996. In this transaction, we exchanged four hundred thousand (400,000) shares of our common stock and one hundred thousand dollars ($100,000.00) for all of the issued and outstanding shares of Golf Universe. As a result of this transaction, Golf Universe became our wholly owned subsidiary.

On November 17, 1998, we entered into a stock purchase agreement with Milton Besen who controlled all of the issued and outstanding common stock of Mr. "B" III, Inc. (hereinafter "Mr. B"). Mr. B was incorporated in the State of Florida on September 3, 1996. In this transaction, we exchanged one hundred fifty thousand (150,000) shares of our common stock and two hundred fifty thousand dollars ($250,000) for all of the issued and outstanding shares of Mr. B. As a result of this transaction, Mr. B became our wholly owned subsidiary.

On January 26, 1999, we entered into a common stock purchase agreement with Alex Bruni, the holder of 100% of the issued and outstanding shares of Play Golf Now, Inc. (hereinafter "Play Golf"). Play Golf was incorporated in the State of New York on November 27, 1998. Pursuant to the terms of the agreement, we acquired all of the issued and outstanding shares of Play Golf in exchange for two-hundred thousand (200,000) shares of our common stock and an unconditional option to purchase an additional two-hundred thousand (200,000) shares of our common stock at a purchase price of $0.50 per share exercisable in whole or in part on or before January 25, 2001. As a result of this transaction, Play Golf became our wholly owned subsidiary.


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On February 15, 1999, we entered into a common stock purchase agreement with
Leigh Ann Colguhoun, the holder of 100% of the issued and outstanding shares of Golfpromo, Inc. (hereinafter "Golf Promo"). Golf Promo was incorporated in the State of Florida on February 10, 1999. Pursuant to the terms of the agreement, we acquired all of the issued and outstanding shares of Golf Promo in exchange for three hundred fifty thousand (350,000) shares of our common stock. As a result of this transaction, Golf Promo became our wholly owned subsidiary.

We have had no bankruptcy, receivership or similar proceeding.

Business of Issuer.

We currently operate through our four wholly owned subsidiaries Mr. B, Golf Promo, Golf Universe and Play Golf. We operate in two business segments. We manufacture consumer products and we operate through the use of the Internet.

Manufacturing Operations.

We design, and manufacturer consumer products through Mr. B. Our core consumer products include therapeutic magnet products and specialty pillows.

Our magnetic products are designed for the homeopathic treatment of aches and pains throughout the body. We offer nine (9) different therapeutic magnets, which range in price from thirteen dollars and ninety-five cents ($13.95) to nineteen dollars and ninety-five cents ($19.95). These products include Moist Heat Pack & Microwave Safe Moist Heat Pack, Moist Heat Pack Magnet and Moist Heat Pack with Brushed Cotton/Vinyl Pouch, Pack-Pac, Neck Pillow, Neck Cradle, Hand Pad, Bed Pad, Travel Pad and Lumbar Pillow.

We also offer an assortment of decorative pillows in approximately fifteen (15) different designs. These include dinosaur head, rabbit head, and puppy dog head cradle pillows. We also manufacture animal print pillows and storage pouches designed for children, which are shaped in the facial likenesses of animal characters. These items are packaged with our label, "the Adorables." We manufacture Satin and Lace decorative pillows, Buckwheat pillows, Potpourri scented pillows and other miscellaneous novelty items such as window treatments and tissue box covers.

Distribution.

We sell Mr. B products at wholesale prices to various retail stores nationwide. In 1998, we sold to approximately twenty (20) different retail stores, including Wal-Mart, J.C. Penney and Montgomery Ward. Generally, retailers purchase the products from us at wholesale prices and determine their own retail prices for the sale of the products to the public. Orders are placed by retailers over the phone directly to our manufacturing plant. Once a purchase order is completed, the product (s) are shipped according to the purchaser's specifications.

Mr. B medical magnet products are also available for sale on the Internet through our Golf Universe web site. (See Golf Universe below.) Orders are placed on the Golf Universe web site and then


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forwarded to the manufacturing facility to be filled. Mr. B has no backlog of orders, as they have been able to fill orders as they are placed, to date.

Competition for the Products that We Manufacture.

We believe that the most important factor in our competitive position for our manufacturing is our distribution of our products through major retail outlets such as Wal-Mart, J.C. Penney and Montgomery Ward. Our consumer product categories are extremely competitive. Competition is based upon price, quality, brand name recognition, design innovation and the ability to provide products on a timely basis, as well as marketing and distribution strategies. Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of products. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. Increased competition is likely to result in reduced operating margins and loss of market, either one of which could materially adversely affect our business, results of operations and financial condition. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we have. As a result, they may be able to manufacture and market products at more favorable terms than us, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their products than us. Increased competition could materially adversely affect our business, results of operations and financial condition.

We are Dependent on Suppliers of Raw Materials for our Manufacturing.

We obtain materials needed for our manufacturing from several suppliers. We may, in the future, experience shortages of materials or periods of increased price pressures, which could have a material adverse effect on our business, operating results or financial condition. In addition, failure to obtain adequate supplies or fulfill customer orders on a timely basis could have a material adverse effect on our business, operating results or financial condition. In the event that we are unable to obtain materials from any of our suppliers, we anticipate the ability to locate other suppliers to provide the required parts. However, if we are unable to obtain alternative suppliers our business, results of operations and financial conditions could be adversely affected.

We are Dependent on Certain Consumers.

We are dependent on Wal-Mart, J.C. Penney, Montgomery Ward and similar stores as purchasers for our products.

Governmental Approvals and Regulations; Environmental Compliance For our Manufacturing Operations.

Our manufacturing operations are subject to extensive and frequently changing federal, state and local laws and substantial regulation by government agencies, including the United States Environmental Protection Agency ("EPA") and the United States Occupational Safety and Health Administration ("OSHA"). Among other matters, these agencies regulate the operation, handling, transportation and disposal of hazardous materials used by us during the normal course of our operations and govern


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the health and safety of our employees. We are subject to a significant compliance burden from this extensive regulatory framework, which may substantially increase our operational costs.

In addition, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether or not we knew of, or caused, the release of such substances. We believe that we are currently in material compliance with applicable laws and regulations and are not aware of any material environmental violations at any of our current or former facilities. We are unaware of any handling by us of hazardous substances. There can be no assurance, however, that our prior activities did not create a materially negative environmental situation, for which we could be responsible or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulation or an increase in the amount of hazardous substances generated or used by our operations) will not result in our material environmental liability or result in a material adverse effect to our financial condition and results of operations.

We are subject to various federal, state, and local environmental requirements, including those relating to discharges into air, water and land. We believe that we have not previously and do not currently handle any hazardous waste. However, in the future we may be subject to regulation involving the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. In addition, certain environmental laws, such as The Comprehensive Response, Compensation and Liability Act (CERCLA) and similar state laws, impose strict, retroactive, and joint and several liability upon persons responsible for releases or potential releases of hazardous substances. We have not incurred, nor do we expect to incur, significant costs to address any releases or potential releases of such substances. It is possible however, given the retroactive nature of CERCLA liability, that we will, from time to time, receive notices of potential liability relating to current or former activities.

We believe that we have been and are in substantial compliance with environmental requirements and believe that we have no liabilities under environmental requirements. We have not spent any funds specifically on compliance with environmental laws. However, some risk of environmental liability is inherent in the nature of our business, and we might incur material costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements in the future. This could result in a material adverse effect to our results of operations and financial condition.

Certain of Mr. B products are subject to the provisions of the Consumer Product Safety Act, the Federal Hazardous Substances Act and the Flammable Fabrics Act, and the regulations promulgated there under. The Consumer Product Safety Act and the Federal Hazardous Substance Act enable the Consumer Product Safety Commission (the "CPSC") to exclude from the market, consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury and articles that contain excessive amounts of banned hazardous substance. The Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in


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consumer products. The CPSC may also require the repurchase by the manufacturer of articles, which are banned. Our failure to comply with any applicable federal, state or local regulations could have a materially adverse affect on our financial condition and results of operations.

We May Be Subject to Product Liability.

Our manufacturing exposes us to possible claims of personal injury, death or property damage, which may result from our products. Any products liability claim made against us could have a material adverse effect on our business, financial condition or results of operations.

Capital Factors Agreement.

On October 31, 1996, Mr. B entered into a factoring agreement with Capital Factors, Inc. (hereinafter "Capital") whereby Mr. B appointed Capital as their sole factor by selling all current rights to their accounts and agreeing to sell future accounts and notes receivable for the net invoice amount less a factoring commission of the greater of one point seven five percent (1.75%) of the gross invoice amount or a minimum commission of one-thousand, two-hundred and fifty dollars ($1,250.00) per month regardless of sales. For receivables for which Capital has not given credit approval, Mr. B retains the entire risk of loss for the credit extended. Under the terms of this agreement with Capital, Mr. B may obtain advances on their receivables at an interest rate of two percent (2%) plus the prime rate at the sole discretion of Capital. The agreement is automatically renewable each year but may be terminated at any time by Mr. B with thirty (30) days written notice provided to Capital. Further, Capital may terminate at the end of an annual term by giving written notice at least thirty
(30) but no more than sixty (60) days prior to the end of such annual term. Dr. Michael Mitchell has become the replacement guarantor on this agreement. There can be no assurance that Capital will renew this agreement each year. As such, we may be unable to find a factoring company to replace Capital. Should Capital fail to renew this agreement, our operations may be materially adversely affected.

Namath Agreement.

We have a ten (10) year contract with Mr. Joseph Namath entitling us to six (6) days a year of Mr. Namath's time to produce infomercials containing Mr. Namath's endorsement for Mr. B products. Consideration paid to Mr. Namath for his services under such contract included twenty-five thousand dollars ($25,000.00) paid upon the signing of the contract with royalties of five percent (5%) of the gross sales price of all endorsed products sold, to be paid by the twenty-fifth
(25th) day of each month. Mr. Namath was also paid six hundred thousand (600,000) shares of our common stock. Further, we paid six hundred thousand (600,000) shares of our common stock to the licensor, Planned Licensing, Inc. (having rights to the services of Mr. Namath), in consideration for the use of Mr. Namath's services. There can be no assurance that the promotions conducted pursuant to the terms of this agreement will increase revenues for our manufacturing operations.

Internet Operations.

Our internet operations consist of three web-sites.


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i) Golf Promo operates a website at www.golfpromo.net where site visitors may subscribe to receive permission email and newsletters containing information on golf, golf products, and golf related information. We operate this email list service free of charge to the recipient, whereby we email information and newsletters related to golfing to the people within our database to aid in the promotion of our Company. We currently have approximately 150,000 subscribers to our targeted emails, and we have a database of approximately 4.2 million golfers. We earn revenues from the sale of advertisements and classified ads, which are included in our newsletters and other communications. There can be no assurance that we will be able to obtain advertisers who are willing to pay for such promotions.

ii) Play Golf maintains a website at www.playgolfnow.com which offers memberships, among other things, for a price of $59.95 with a free 30 day trial period to interested visitors of its website. To date, most of our memberships have been obtained through corporate plans, whereby a corporation obtains memberships for its employees. We have approximately 50,000 members. These memberships afford the holder the opportunity to obtain discounts at golf courses and driving ranges, as well as discounts on golf lessons and travel related items through our network of associated companies and organizations.

iii) Golf Universe operates a golf website at www.golfuniverse.com. To date, Golf Universe has not generated revenues. The Golf Universe web site provides various golf-related hyperlinks to other web sites. These links include information on approximately twenty-four thousand (24,000) golf courses worldwide. Information can be obtained through a search engine by course name, region, and keyword or by map. Links also provide travel information, including package discounts and current specials; golf tips, facts, games, trivia, news and rules; Florida real estate information; golf yellow pages with links to various golf related resources; and golf chat areas and golf products.

Golf Universe maintains a membership of courses who join Golf Universe as a way to display and feature their courses, clubs and resorts for golfers who visit the Golf Universe site. A course may become a member by submitting an online form. The primary benefit of being a member is the opportunity to use a relatively inexpensive advertising medium with a targeted consumer audience. We plan to earn revenues from the sale of advertisements and classified ads on the Golf Universe web site and through these memberships. There can be no assurance that we will be able to attract advertisers who wish to use our site as a medium for promotion.

Revenues, if generated by the Golf Universe web site, will be by e-commerce. We may obtain commissions from vendors offering products and services for sale on our website. The commission on sales received by Golf Universe will vary depending on the number of sales made, the products sold and the agreements we may obtain with vendors offering their products. In addition to providing an online venue for companies to sell their products, Golf Universe provides hyperlinks for its visitors to other web sites owned by outside Internet retailers. We believe that retailers who receive customers through the Golf Universe hyperlinks will pay us a percentage of net sales made to


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consumers originating from the Golf Universe web site. There can be no assurance that this estimate or assumption is correct.

None of our Internet operations are dependent upon suppliers of raw materials or upon any substantial customer.

Distribution.

Golf Universe does not sell any of its own products on its website. All distribution is done by each vendor through orders taken on their own sites. Golf Universe merely provides links to these vendors. It provides access to its "Universe Cyber Mall," at www.universecybermall.com., where third party vendors can sell their own products. At the Universe Cyber Mall web site, Golf Universe sells products of Mr. B, as well as products of third party vendors such as Hum ware, Digital River and MJ's Pro Golf. Golf Universe maintains no inventory and is not responsible for any shipping of the orders. All credit card transactions are processed by the vendors whose products are displayed on the site.

Competition for our Internet Operations.

Our manufacturing products and Internet/Direct Commerce businesses compete in the consumer products and specialty retail businesses, as well as the electronic commerce industry, all of which are highly competitive. The leading competitors of our merchandising business include retail stores and other physical store locations that sell golf related products and products similar to those that we manufacture. Competitors of our Internet businesses include various web sites selling products similar to those offered by us. We compete on the basis of our content, the quality, uniqueness, price and assortment of our merchandise, brand name, service to customers and proprietary customer lists.

The e-commerce market, particularly on the Internet, is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We currently or will in the future compete with a variety of other companies. Some of these competitors are or will be indirect competitors who specialize in e-commerce or derive a substantial portion of their revenue from e-commerce. Other competitors include or will include companies, which offer products similar to our own. These companies compete or will compete with us through their retail locations and for sources of supply. These companies may have or will potentially have substantial customer bases.

The purchasing decisions of many golfers are often the result of highly subjective preferences, which can be influenced by many factors, including, among others, advertising, media, promotions and product endorsements. We could, therefore, face substantial competition from existing or new competitors that introduce and successfully promote golf accessories that achieve market acceptance. Further, there can be no assurance that our marketing strategy will not be emulated by others, thereby diluting our message or forcing us to adopt a new marketing strategy. Such competition could result in significant price erosion or increased promotional expenditures, either of which could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future sources of


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competition or that our business, operating results or financial condition will not be adversely affected by increased competition in the markets in which we operate.

The golf accessory industry is highly competitive and is characterized by numerous companies competing in various segments of the market. Many of our competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities, and greater financial, technological and personnel resources than we have. In addition, certain companies in the golf accessory industry have expanded their product lines in recent years as a result of acquisitions. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Our failure to effectively compete with these entities will have a materially adverse effect on our business, financial condition and operations.

Dependence on the Internet.

Our operations are dependent upon the Internet. We do not own a gateway the Internet, but instead rely on an Internet service provider to connect our web site to the Internet. From time to time, we have experienced temporary interruptions in our web site connection and telecommunications access. Continuous or prolonged interruptions in our web site connection or in our telecommunications access could have a material, adverse effect on our business, results of operations and financial condition. Our internally developed software depends on operating systems, database and server software that was developed and produced by and licensed from third parties. We have, from time to time, discovered errors and defects in the software from these third parties and, in part, rely on these third parties to correct these errors and defects in a timely manner. Accordingly, any service interruptions experienced as a result of labor problems or otherwise could have a material adverse effect on our business, results of operations and financial condition.

Government Approval and Compliance with Governmental Regulation.

We do not plan to collect sales or other similar taxes in respect to goods sold on our website, except where required by law for purchasers located in certain jurisdictions. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies which engage in or facilitate online commerce, and a number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business


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or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

In addition, since our service is available over the Internet in multiple states, and we may sell to numerous consumer residents in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Digital River Agreement.

On December 12, 1998, we entered into an agreement with Digital River, Inc., to obtain the right to solicit orders for the sale of our products on our www.golfuniverse.com website for a period of two (2) years. The term of the agreement will automatically renew for another two (2) years unless we provide Digital River notice of our intent not to renew sixty (60) days prior to the end of the agreement.

Digital River is an electronic distributor of our products on the Internet. Digital River has the sole discretion to either add products not listed or remove listed products in the agreement. Design, content, format and graphics features of the www.golfuniverse.com website may be created with the consultation and cooperation of Digital River, if they so request.

We have paid a one-time, set-up fee to Digital River for assistance with the establishment of the website. Any additional costs associated with website establishment are to be born by us at a specified hourly rate. Site maintenance charges will be billed to us on a monthly periodic basis. At the end of each month, Digital River will provide us with a list of all customers for the month. Digital River maintains the right to copy, distribute and use this list for any purpose without our consent.

We will receive monthly commission payments based on a percentage of the net sales of our products for the preceding month if sales occur. Commission amounts are subject to returns, refunds, exchanges, subsequently discovered fraud and/or criminal activity on the part of customers.

Should Digital River terminate our agreement or otherwise fail to provide the services for which we have contracted with them, our business, operations, and financial condition will be materially adversely affected. Although we may be able to find another service provider, we will, at a minimum, experience a lapse in service for our www.golfuniverse.com site. Such lapse could eliminate any consumer base that exists at that time for our www.golfuniverse.com website, as well as any customers who purchase our manufactured products online. In addition, we may not be able to locate a service provider who can provide our needed services on a commercially reasonable basis, if at all.


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Consequently, any interruption in the performance under our agreement with
Digital River, will have a materially adverse effect on our business, operations and financial condition for both our Internet and manufacturing operations.

Intellectual Property.

We own the patent to one product that Mr. B manufactures, which is an animal pillow with a pouch, serial number 29\073.138. This product is currently packaged under the label "the Adorables." We do not have trademark registration of this name. Currently, Golf Universe has trademark protection on the following domain names: golfuniverse.com, skiuniverse.com, junior-golf.com, golfinformation.com, golfcourse-inc.com, targetmail.com and holeinonesociety.com. There can be no assurance that the steps we take in regard to the protection of our intellectual property rights will be adequate to prevent misappropriation of proprietary property rights or that competitors will not independently develop proprietary property that is substantially equivalent or superior.

We currently rely primarily on common law and proprietary protection. Our business prospects will depend largely upon our ability to capitalize on favorable consumer recognition of our trade names. We do not hold a trademark registration for most of the products that we manufacture. There can be no assurance that our trademarks will not violate the proprietary rights of others or that our trademarks would be upheld and not prevented from using our trademarks, if challenged, any of which could have an adverse effect on us. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect our trade names will have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets and proprietary know-how, and employ various methods, to protect our concepts. However, such methods may not afford complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how and concepts. We do not maintain confidentiality or non-competition agreements with our executives, key personnel or suppliers. There can be no assurance that we will be able to adequately protect our trade secrets. Third parties may assert infringement claims against us or against third parties upon whom we rely and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology we rely upon to conduct our business. As such, any infringement claim or infringement against us could have a materially adverse effect on our business, financial condition and operations.

Research and Development.

We have not spent any amount on research and development in the past two fiscal years.

Status of Publicly Announced New Products or Services.

We have no publicly announced new products or services.

Employees.


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Golf Universe has eleven (11) full time and total employees, some of which provide services for Golf Promo and Play Golf, as needed. Mr. B has approximately sixteen (16) full-time and total employees. LCS Golf, Inc. has two
(2) full-time and total employees.

Other Commitments.

The agreements for the purchase of all of the outstanding shares of Mr. B, Play Golf, and Golf Promo all include provisions whereby we must issue additional shares of stock to the parties to those contracts should our stock price fall below $1.00 per share. Such additional shares shall be issued in an amount to make the purchase price equivalent to that if such shares were trading at $1.00 per share.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and other similar language. Our actual results could differ materially from those discussed herein. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in "Certain Factors That May Affect Future Results of Operations."

OVERVIEW

LCS Golf.com is a holding company that operates under two lines of business, an Internet division and a manufacturing division. The Internet division provides permission email direct marketing services through Golfpromo.net, Targetmails.com, Internet and direct marketing services through Ifusionco.com. GolfUniverse.com provides golf e-commerce, news and information through a vertical golf portal, discounts on golf services through Playgolfnow.com and Internet access through golfuniverse.myway.com. Manufacturing is provided through Mr. B.

After identifying the opportunity for permission email direct marketing, newsletter marketing and Internet & direct marketing, we began to refocus our strategy towards permission email and Internet marketing in early 1999. To implement our permission email strategy, we acquired Golf Promo, created TargetMails.com and started Ifusionco.com. in 1999. As a result of our new focus, we have built a network and developed reseller relationships, which collectively provide us with reach to over 3 million self-directed individuals, who have given express permission to receive promotional messages via email on specific categories of interest. Our current strategy is to focus our resources on our permission email business by continuing to build our network of subscribers and our customer base.

We derive revenue by charging fees for sending permission email messages. Revenue is recognized when emails are sent to subscribers. Our customers are primarily e-commerce companies, interactive advertising agencies, golf and golf related companies.

We deliver email messages to members of our Golf Promo Network, consisting of our own permission email list and those of our network partners, and permission email lists from third party list managers. We pay our network partners or third party list managers either a percentage of revenue derived from the delivery of email messages to members on the lists they provide or a fixed fee. Substantially all of our customers purchase our permission email services under short-term contracts. Our revenues would suffer if we were unable to secure new contracts from existing customers or obtain new customers. We expect to continue to derive a substantial majority of our revenues from short-term contracts.

We expect to increase spending on sales and marketing as we expand our sales force, increase our subscriber base and promote awareness of our business. We also expect substantially higher selling, and continued web site development expenses as we expand our infrastructure to support our expected growth and as we continue to develop new online services. As a result of these increases, we expect to incur significant losses for the foreseeable future.

In view of the rapidly evolving nature of our business, our limited operating history and our recent focus on permission email and Internet marketing services, we believe that period-to-period comparisons of our revenue and operating results, including our gross margin and operating expenses as a percentage of total revenues, are not meaningful and should not be relied upon as an indication of future performance. We do not believe that our historical growth rates are indicative of future results.

Our manufacturing is done through our subsidiary, Mr. B. Mr. B designs, manufacturers, markets and distributes various consumer products. The core products include therapeutic magnet products and specialty pillows.

Mr. B sells magnetic products that are aimed at the homeopathic treatment of various types of aches and pains throughout the body. Mr. B's magnetic products consist of nine (9) different therapeutic magnets ranging in price from thirteen dollars and ninety-five cents ($13.95) to nineteen dollars and ninety-five cents ($19.95). These products are a Moist Heat Pack & Microwave Safe Moist Heat Pack, Moist Heat Pack Magnet and moist Heat Pack with Brushed Cotton/Vinyl Pouch, Pack-Pac, Neck Pillow, Neck Cradle, Hand Pad, Bed Pad, Travel Pad and Lumbar Pillow. We plan to market these Mr. B therapeutic magnet products through infomercials starring Joe Namath. Additionally, these items are available on the website of our subsidiary, Golf Universe.

YEARS ENDED FEBRUARY 28, 1999 AND FEBRUARY 28, 1998.

RESULTS FROM OPERATIONS.

A comparison of our financial information between our latest fiscal year and the one prior, would not provide a meaningful representation of our operations since our company was inactive until its acquisition of B III. For the year ending February 28, 1999, we had sales of approximately $108,000, which were primarily derived from B III, which we acquired on November 17, 1998. There were insignificant revenues from Play Golf and Golf Universe and no revenues from Golf Promo. The cost of sales, which is from B III operations, exceeded our sales principally because of a change in management, manufacturing inefficiencies and seasonality of the business. Selling, general and administrative expenses, including expenses such as wages and consulting fees, amounted to $5,551,559 for our latest fiscal year; these expenses were primarily paid through issuances of our common stock, which allowed us to operate with minimal debt.

LIQUIDITY AND CAPITAL RESOURCES.

In order for us to grow we will require additional funds, for which we are exploring various alternatives. If adequate funds are not available, we believe that our planned growth could be significantly reduced. Operations could continue to be reliant upon the cash flow generated from operations and continued short term borrowing for Dr. Mitchell or from other sources. From March 1, 1999, through August 31, 1999. Dr. Mitchell has made additional net advances in the amount of approximately $500,000. Our independent auditors' report on the company's consolidated financial statements for the year ended February 28, 1999, included an explanatory paragraph stating that the Company has incurred significant losses from operations and has relied on loans from a major stockholder, which raises substantial doubt as to the Company's ability to continue as a going concern.

EFFECTS OF INFLATION.

We believe that the results of our operations could be materially impacted by inflation, including increases in the interest rates generally, if inflation materially adversely affected the operations of the company's customers by affording them less disposable income to spend on leisure time activities.

SIX MONTHS ENDED AUGUST 31, 1999.

RESULTS OF OPERATIONS.

Revenues. Our revenues consist of fees from providing internet marketing services, including the delivery of permission email direct marketing messages to members in our network, newsletter-marketing, e-commerce, banner advertising, Internet marketing services and manufacturing. Total revenues were $744,012 for the six months ended August 31, 1999. Internet and Manufacturing revenues were $444,539 and 299,473 respectively for the six months ended August 31, 1999. We expect Internet revenues to grow quickly in the coming quarters.

Cost of Revenue. Cost of revenues consists of expenses related to our manufacturing division. Cost of revenues were $421,242 for the six months ended August 31, 1999. The cost of revenues was significantly higher than the revenue received from our manufacturing division due to insufficient volume to cover the cost of manufacturing.

Sales, General and Administrative. Sales expenses consist of personnel and related costs for our direct sales force, marketing staff and marketing programs, including trade shows, advertising and public relations. Selling expenses were $ 359,462 for the six months ended August 31,1999.

The increase in sales and marketing cost was primarily due to increases in our direct sales force and increased marketing expenditures targeted at building our permission email and Internet marketing strategy. We expect sales and marketing expenses will increase substantially in absolute dollars over the next year as we hire additional sales and marketing personnel and initiate additional marketing programs.

General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, consulting, human resources, facilities and legal expenses. General and administrative expenses were $2,243,789 for the six months ended August 31, 1999. These costs were primarily due to non-recurring type expenditures such as general and administrative personnel, consulting, legal and accounting costs associated with our growth.

We expect general and administrative expenses to decrease in future periods, although we will be adding personnel and incurring additional costs related to the growth of our business. We will not incur additional consulting, accounting and legal fees.

Interest Expense. Interest expense consists of interest on borrowings from Dr. Michael Mitchell and others. Interest expense was $13,193 for the six months ending August 31, 1999.

Income Taxes. No provision for federal or state income taxes was recorded as we incurred net operating losses from inception through August 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES.

From inception to August 31, 1999, we primarily funded our growth through a private placement and short-term borrowings from Dr. Mitchell and others. We are aggressively seeking to raise substantial capital to achieve its growth objectives. We are currently investigating raising additional capital through a secondary issuance of equity and debt securities. In the short term, we are trying to secure short term financing through a bridge loan.

If adequate funds are not available, we believe that our planned growth could be significantly reduced. Operations could continue to be reliant upon the cash flow generated from operations and continued short-term borrowings from Dr. Mitchell or from other sources, if available.

YEAR 2000 READINESS DISCLOSURE

Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruption of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send or receive email messages, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid "Year 2000" issues.

We are a comparatively new enterprise, and, accordingly, the majority of software and hardware that we use to manage our business has been purchased or developed by us within the last 24 months. While this does not uniformly protect us against Year 2000 exposure, we believe our exposure is limited because the information technology, or IT, we use to manage our business is not based upon legacy hardware and software systems. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network and infrastructure, is written with four digits to define the applicable year.

We have tested our internal IT and non-IT systems. We have tested these internally and have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that our software and hardware are Year 2000 compliant.

In addition, we rely on software and hardware developed by third parties both for our network and internal information systems and third party network infrastructure providers to gain access to the Internet. To date, we have not done any testing of third-party software or hardware to determine Year 2000 compliance. We have, however, reviewed certifications from our key suppliers of hardware and networking equipment for our data centers that this hardware and networking equipment are Year 2000 compliant. Additionally, we have reviewed certifications from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we believe that all of these providers are in the process of reviewing and implementing their own Year 2000 compliance programs. We intend to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant. However, if third party providers of hardware and software or our third party network providers fail to remedy any Year 2000 issues, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could harm our business.

We have engaged in an ongoing Year 2000 assessment, but have not yet developed any contingency plans. The results of our testing and the responses received from third party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

CERTAIN FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS.

We Recently Redirected Our Strategic Focus So Our Recent Operating Results Are Not Comparable To Our Results For Prior Periods. We were founded in 1997 for the purpose of becoming a golf products distributor. In early 1999, we redirected our strategic focus to permission email. For the six months ended August 31, 1999, Internet marketing services represented a large portion of our revenue, compared to the same period in 1998. Accordingly, our operating results since the end of last fiscal year February 28, 1999 are not comparable to our results for prior periods. We cannot be certain that our business strategy will be successful or that we will adequately address these risks.

We Have A History Of Losses And We Expect Future Losses. We expect to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least our fiscal year ending February 28, 2001. We expect to significantly increase our operating expenses as a result of expanding our sales and marketing, product development, administrative operations and development of new strategic relationships to promote our future growth. As a result, we will need to secure additional financing or realize a significant increase in revenues to meet these increased expenses and to achieve profitability. If we achieve profitability, we cannot be certain that we can sustain or increase profitability in the future.

Our Future Operating Results May Fluctuate Significantly And Remain Uncertain, Which Could Negatively Affect The Value Of Your Investment. Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline, perhaps substantially. Factors that may cause fluctuations of our operating results include the following:

o seasonality of direct marketing expenditures which are typically higher in the second and fourth fiscal quarters and lower in the first and third fiscal quarters;
o     the level of market acceptance of our products and services;
o     delays we may encounter in introducing new products and services;
o     competitive developments;
o     demand for advertising on the Internet;
o     changes in pricing policies and resulting margins;
o     changes in the growth rate of Internet usage;
o     the growth rate of our network affiliates;
o     changes in the mix of products and services sold;
o changes in the mix of sales channels through which products and services are sold;
o     costs related to acquisitions of technology or other businesses; and
o economic conditions generally as well as those specific to the Internet and related industries.

We expect that an increasing portion of our future revenues will be derived from permission email marketing products and services. The volume and timing of orders are difficult to predict because the market for our products is in its infancy and the sales cycle may vary substantially from customer to customer. Currently, our customer contracts are only for a limited period of time, typically lasting only days or weeks, which makes revenues in any quarter substantially dependent upon contracts entered into in that quarter. Our customers can terminate their contracts with us on short notice without penalty. Moreover, our sales are expected to fluctuate due to seasonal or cyclical marketing campaigns. We expect that revenue growth in the first fiscal quarters of each year to be lower than revenue growth in the other fiscal quarters of that and the preceding year. We believe this trend may occur as a result of our customers' annual budgetary, purchasing and sales cycles. In addition, our sales cycle has varied from customer to customer and several customers have taken many months to evaluate our services before making their purchase decisions.

Our Success Depends Upon Broad Market Acceptance Of Permission Email Marketing Services And We Are Uncertain If Or When Such Market Acceptance Will Occur. We do not know if our products and services will be successful. The growth of the Internet remains fairly recent and advertising on the Internet even more so. The Internet may not be accepted as a viable long-term commercial marketplace and medium of commerce for a number of reasons, including potentially inadequate development of necessary Internet infrastructure, government regulation or delayed development of enabling technologies and performance improvements. The market for permission email marketing services is in its infancy, and we are not certain whether our target customers will widely adopt and deploy this technology. Even if they do so, they may not choose our products for technical, cost, support or other reasons. Adoption of permission email-marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing. We believe that the promotion of the concept of permission email marketing will require us to engage in an intensive marketing and sales effort to educate prospective customers regarding the uses and benefits of our products and services. Enterprises that have already invested substantial resources in other advertising methods may be reluctant or slow to adopt our new approach.

Our future growth also depends on the commercial success of our services rendered through our Golf Promo Network, Targetmails.com and Ifusionco.com. If our customers do not purchase our services, our business will suffer. Furthermore, the Internet advertising and permission email services market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce new products or enhancements to our service in a timely manner, we may not be able to successfully compete.

Competition In The Market For Internet Advertising And Direct Marketing Is Intense And Could Adversely Affect Our Business. The market for Internet advertising and direct marketing is intensely competitive, rapidly changing and highly fragmented. We expect that competition will increase significantly in the near term because of the attention the Internet has received as a means of advertising and direct marketing and because there are no significant barriers to entry. Our primary long-term competitors may not have entered the market yet because our market is new. Competition could result in price reductions, changes in the way services are priced, reduced gross margin and loss of market share, any of which could cause our business to suffer.

Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well capitalized companies in the world. In addition, some of our competitors may include website owners who own permission email lists. We expect to face competition from these and other competitors, including Internet portals, traditional list brokers, banner advertising managers, independent list managers, incentive-based subscriber lists and customer management and retention service companies.

Our Failure To Develop And Maintain Our Sales, Marketing And Support Organization And Relationships With Our Network Partners And Third Party List Managers Would Limit Our Growth. If we fail to substantially develop our direct and indirect sales and marketing operations and our relations with our network partners, our growth will be limited. Our products and services require a sales effort targeted at our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. We might not be able to hire, train or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel is intense. In addition, we will increasingly rely on advertising agencies and direct marketers to resell our products and services. If we do not effectively manage or grow our sales and marketing channel, our business could suffer .

We must continue to maintain and expand relationships with network partners who provide us with access to permission email lists. We began to enter into agreements with our network partners in the first fiscal quarter of 1999. These contracts are generally for an initial term of one year with an automatic annual renewal and a thirty-day termination by either party if not satisfied with the services being provided. Pursuant to these contracts, we provide our network partners with resale and tracking services by selling direct marketers access to their lists, and our network partners receive a percentage of our revenue. We cannot be assured that the growth of our business as a result of our entering into these agreements will be sufficient to meet our expectations for sales growth and profitability. In addition to our network partners, we have reseller arrangements with third party list managers, under which we pay a fixed fee for the nonexclusive use of their list for a specific campaign. These third party list managers are not contractually obligated to provide us with access to their lists. A majority of the email addresses that we have access to through our proprietary list, our network partners and our list managers is currently comprised of addresses from list managers. If we fail to maintain or grow our relationships with our network partners and third party list managers, our business could suffer.

If We Are Unable To Manage Our Expected Growth, Our Business Will Suffer. Our ability to successfully offer our products and services and implement our business plan in the rapidly evolving market for permission email marketing services requires an effective planning and management process. We continue to increase the scope of our operations and have added employees for our Internet operations. These factors have placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our operational and financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force.

In addition, if our products and services or our customers are affected by problems associated with respect to the Year 2000, or if we experience reduced sales as potential customers divert resources to effect their own Year 2000 compliance, our business will suffer.

Our Business Would Suffer If We Were Unable To Successfully Integrate Acquisitions Of Other Companies Or Subscriber Lists. From time to time, we expect to evaluate opportunities to grow through acquisitions of, or investments in, complementary companies, products or technologies. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, products or technology. In addition, the key personnel of the acquired company may decide not to work for us. If we make acquisitions of products or technology, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which would be dilutive to our existing stockholders or us. If we are unable to successfully address any of these risks, our business could be harmed.

The Loss Of Any Of Our Executive Officers Or Key Personnel Would Likely Have An Adverse Effect On Our Business. We need to hire a significant number of additional sales, support, marketing and product development personnel to expand our business. If we fail to attract qualified personnel or retain current employees, our revenues may not increase and could decline. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. Not all of our officers or key employees are bound by an employment agreement. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

Privacy Concerns With Respect To Our Products And Services Could Negatively Affect Our Business. Our technology collects and utilizes data derived from user activity in the GolfPromo Network. Our network enables the use of personal profiles, in addition to other mechanisms, to deliver targeted marketing materials, to help compile demographic information and to limit the frequency with which an advertisement is shown to the user. The effectiveness of our technology and the success of our business could be limited by any reduction or limitation in the use of personal profiles. These personal profiles contain bits of information keyed to a specific server, file pathway or directory location that is stored in the user's hard drive. Personal profiles are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. In addition, currently available applications can be configured to prevent personal profiles from being stored on their hard drive. Some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of personal profiles. In the event this occurs, our business would likely suffer.

Government Regulation And Legal Uncertainties Of Doing Business On The Internet Could Negatively Impact Our Business. Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the cost of communicating on the Internet and negatively affect the demand for our direct marketing solutions or otherwise harm our business. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyright and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and direct marketing medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in the telephone service. Telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting, business over the Internet. Our business could suffer with the adoption or modification of laws or regulations relating to the Internet, or the application of existing laws to the Internet.

We May Face Claims For Activities Of Our Customers Which Could Harm Our Business. Our customers' promotion of their products and services may not comply with federal, state and local laws. A wide variety of laws and regulations govern the content of advertisements and regulate the sale of products and services. There is also uncertainty as to the application of these laws to the emerging world of advertising on the Internet. We cannot predict whether our role in facilitating these marketing activities would expose us to liability under these laws. We may face civil or criminal liability for unlawful advertising or other activities of our customers. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability. Any costs incurred as a result of that liability or asserted liability could harm our business.

ITEM 3. DESCRIPTION OF PROPERTY

We do not own any real property. We occupy space, without charge, at 24 E. 12th Street, New York, New York 10003 consisting of approximately four hundred (400) square feet. This premises is leased to Greenwich Village Pediatrics, which is the office of our President, Dr. Michael Mitchell.

Mr. B products are manufactured at 275 E. 10th Avenue, Hialeah, Florida 33010. This facility is approximately fifteen thousand (15,000) square feet. The premise is leased to Mr. B for a monthly base rental in the amount of four thousand, two hundred and fifty dollars ($4,250.00). We occupy this space on a month-to-month basis. The renewal of the lease term is currently under discussion with the landlord.

We lease office space at 809 North Dixie Highway, Suite 200, West Palm Beach, Florida for our internet operations. This space is approximately five-thousand
(5000) square feet. The monthly rental for this premise is five thousand dollars ($5,000.00) and the term of the lease is 3 years.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following tables set forth certain information with respect to the beneficial ownership of our common stock by (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) directors and executive officers both individually and as a group, as of September 22, 1999. Unless otherwise indicated, we believe that each beneficial owner has sole voting and investment power over such shares.

(1) Security Ownership of Certain Beneficial Owners

-----------------------------------------------------------------------------------------------------------------
                      Name and Address of               Number of Beneficially Owned      Percentage Ownership of
      Title             Beneficial Owner                           Shares                          Class
-----------------------------------------------------------------------------------------------------------------
President and CEO     Dr. Michael Mitchell                       4,118,309(1)                      20.75%
                      24 East 12th Street
                      New York, NY 10003
-----------------------------------------------------------------------------------------------------------------

(2) Security Ownership of Management

-----------------------------------------------------------------------------------------------------------------
                      Name and Address of               Number of Beneficially Owned      Percentage Ownership of
      Title             Beneficial Owner                           Shares                          Class
-----------------------------------------------------------------------------------------------------------------
President and CEO     Dr. Michael Mitchell                       4,118,309(1)                      20.75%
                      24 East 12th Street
                      New York, NY 10003
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Director              Mr. John H. Flood, III                             0                             0%
                      24 East 12th Street
                      New York, NY 10003
-----------------------------------------------------------------------------------------------------------------
Director              Mr. Don Klosterman                                 0                             0%
                      24 East 12th Street
                      New York, NY 10003
-----------------------------------------------------------------------------------------------------------------
Director              Mr. Charles Gargano                          250,000                         01.26%
                      633 3rd Ave., 37th Fl.
                      New York, NY 10017
-----------------------------------------------------------------------------------------------------------------
Director              Mr. Lawrence Slavin                           50,000                         00.25%
                      87 St. Jon's Road
                      Wilton, CT 06897
-----------------------------------------------------------------------------------------------------------------
Chief Operating       Alex Bruni                                   550,000(2)                        2.0%
Officer               24 East 12th Street
                      New York, NY 10003
-----------------------------------------------------------------------------------------------------------------
Director              Mr. James Walsh                              600,000                         03.02%
                      5874 Deerfield Place
                      Lake Worth, FL 33463
-----------------------------------------------------------------------------------------------------------------
                      All Executive Officers and                 5,418,309                         27.31%
                      Directors as a group (7
                      people)
-----------------------------------------------------------------------------------------------------------------

(1) This amount includes 200,000 shares earned by Lynn Mitchell, Dr. Mitchell's wife, in providing services to the Company.

(2) This amount includes 200,000 shares, which may be obtained at any time by Mr. Bruni upon exercise of his outstanding options.

(c)   Changes in Control.

      We are unaware of any arrangements, which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.

The following sets forth the names, ages, positions and terms of office of our officers and directors. Our directors are elected annually by the shareholders, and the officers are elected by the board at the first meeting of the board following the annual meeting.

--------------------------------------------------------------------------------
Name                         Age      Position                   Term of Office
--------------------------------------------------------------------------------
Dr. Michael Mitchell          44      President and CEO               annual
--------------------------------------------------------------------------------
Mr. Charles A. Gargano        64      Director                        annual
--------------------------------------------------------------------------------
Mr. Lawrence J. Slavin        46      Director                        annual
--------------------------------------------------------------------------------
Mr. Alex Bruni                41      Chief Operating Officer         annual
--------------------------------------------------------------------------------
Mr. James C. Walsh            58      Director                        annual
--------------------------------------------------------------------------------
Mr. Don Klosterman            69      Director                        annual
--------------------------------------------------------------------------------
Mr. John H. Flood, III        49      Director                        annual
--------------------------------------------------------------------------------

Dr. Michael Mitchell.

Dr. Mitchell obtained a degree in biology from Jacksonville University in 1976. In 1980, he obtained his M.D. degree from the University of Dominica. Since 1985, he has been a physician at Greenwich Village Pediatrics. He is board certified in pediatrics and has memberships in the Academy of Pediatrics and the New York County Medical Society.

Mr. Charles A. Gargano.

Mr. Gargano earned his B.S. and M.B.A. degrees from Fairleigh Dickinson University and an M.S. in civil engineering from Manhattan College. He served under Presidents Reagan and Bush as the Ambassador to the Republic of Trinidad and Tobago. Since 1995, Mr. Gargano has served as the Commissioner for the New York State Department of Economic Development, while simultaneously serving his appointment as Chairman of Empire State Development, Inc. Mr. Gargano is a licensed Professional Engineer and a Civil Engineer.

Mr. Lawrence J. Slavin.

In 1974, Mr. Slavin received his history degree at Hofstra University. He then received his M.A. in Healthcare Administration at C.W. Post College in 1977. From 1991 through 1996, he worked as Executive Director and Managing Partner of Hartsdale Diagnostic & Women's Imaging Service in Hartsdale, New York. In 1996, Mr. Slavin became Vice President of Business Development and Marketing at U.S. Management Systems, Inc., a healthcare management service company, where he developed and managed sales and marketing plans for entities in the healthcare industry. In 1998, Mr. Slavin began service as the President of Slavin Consulting, LLC, a healthcare consulting firm in

Wilton, Connecticut, where he focuses on the development of strategic growth plans for healthcare related facilities.

Mr. Alex Bruni.

Mr. Bruni serves the Company as the Chief Operating Officer. He obtained a BBA in Accounting and a MS in Taxation from Hofstra University. From 1988 through 1998, Mr. Bruni worked at American Express as the Director of International Taxes, managing a staff of five tax accountants while managing and planning American Express international operations. In addition, Mr. Bruni worked as a tax manager for Nomura Securities from 1986 through 1988 and as a tax specialist for Wertheim Schroder from 1984 through 1986.

Mr. James C. Walsh.

Mr. Walsh received his B.S. and J.D. degrees from the University of Alabama. He is admitted to practice law in Louisiana and New York, where he has been practicing since 1966. Mr. Walsh practices in his own firm, specializing in the representation of entertainers and professional athletes. He is also the President of Namanco Productions, Inc. specializing in the marketing and management of athletes. Mr. Walsh is a Director of Sportsline, USA, Inc., a NASDAQ publicly traded company under the symbol "SPLN." This company is an Internet based sports media company.

Mr. Don Klosterman.

Mr. Klosterman graduated from Loyola University of Los Angeles in 1952. He is a former Chairman of the Board and currently Director for the public television company NTN (an AMEX company). He also serves as Director for Aldila, a golf shaft manufacturing company traded on NASDAQ, Director for the National Registry, Inc., a software development company traded on NASDAQ, and as a Director of the Bel-Air Country Club.

Mr. John H. Flood, III.

Mr. Flood received his A.B in Psychology from Harvard College in 1975. He obtained his J.D. from the University of Virginia School of Law in 1978. Mr. Flood is currently the President of Oldron Sports & Entertainment Company, which does professional sports team marketing and consulting. Prior to his current position, Mr. Flood directed and managed the National Football League Properties, Inc. for eleven years. There, he held the positions of Director of Legal and Business Affairs, Executive Vice President, General Counsel, and President.

Significant Employees.

We currently have no significant employees not mentioned above.

Family Relationships.

As of the date of this registration statement, there are currently no family relationship among our directors, executive officers or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

As of the date of this registration statement, no events have occurred during the past five years, which would be material to an evaluation of the ability or integrity of any director, officer or persons nominated for such positions.

ITEM 6. EXECUTIVE COMPENSATION.

                                                Summary Compensation Table
---------------------------------------------------------------------------------------------------------------------------
                                                                    Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------
                          Annual Compensation                        Awards                   Payouts
---------------------------------------------------------------------------------------------------------------------------

   (a)         (b)     (c)      (d)           (e)              (f)              (g)             (h)             (i)
---------------------------------------------------------------------------------------------------------------------------
Name and                                                   Restricted       Securities
Principle            Salary    Bonus     Other Annual     Stock Award(s)    Underlying         LTIP          All Other
Position      Year     ($)      ($)    Compensation ($)        ($)        Options/SARs (#)  Payouts ($)   Compensation ($)
---------------------------------------------------------------------------------------------------------------------------
Michael
Mitchell,     1997      0        0             0                0                0               0               0
President     1998      0        0             0           $1,925,000            0               0               0
---------------------------------------------------------------------------------------------------------------------------

Michael Mitchell, M.D.

On June 1, 1998, we entered into an employment agreement with Dr. Michael Mitchell for his services as our President and Chief Operating Officer. The agreement is for a term of five (5) years. There may be termination for cause ninety (90) days after a written demand for services by the board of directors has been provided. Termination without cause requires at least three (3) months notice to Dr. Mitchell. Dr. Mitchell's duties include all those customary for such positions, as well as any duties reasonably imposed or removed from such customary duties under our discretion. Dr. Mitchell is to perform such services at least twenty (20) hours per week. As consideration for these services, we have agreed to pay Dr. Mitchell an annual salary of two hundred, sixty thousand dollars ($260,000.00) payable in weekly installments of five thousand dollars ($5,000.00). This salary is to be increased each year by at least four percent (4%) during the term of the agreement.

Alex Bruni.

Pursuant to the terms of the agreement in which we purchased all of the outstanding shares of Play Golf, we agreed to employ Alex Bruni for a period of two-years from May 26, 1999 as Chief Operating Officer of Play Golf and Golf Universe at an annual salary of $104,000 payable in bi-weekly installments.

Eric Reinertsen.

Pursuant to the terms of the agreement in which we purchased all of the outstanding shares of Golf Promo, we agreed to employ Eric Reinertsen for a period of one-year from the date of the agreement at an annual salary of $60,000 payable in bi-weekly installments. This agreement is renewable at the mutual option of the parties.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In January 1999, we issued two-million (2,000,000) shares of our common stock to Dr. Michael Mitchell, our President and Director as compensation for services rendered under his employment contract for the period from June 1, 1998 through December 31, 1998. In September of 1998, we issued 200,000 shares of our common stock to Lynn Mitchell, wife of Dr. Michael Mitchell, for services rendered to the Company. In addition, Dr. Mitchell periodically makes short-term loans to the Company for operations without specific repayment terms. (See Financial Statements.) Other than those described therein, we have no transactions which involved or are planned to involve a direct or indirect interest of a director, nominee, executive officer, 5% shareholder or any family of such parties.

Parents of the Company.

We are not a subsidiary of any other company.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

In General. We are authorized to issue fifty million (50,000,000) shares of common stock, par value $0.001 per share, of which nineteen million, eight hundred and forty-six thousand, seven hundred and twenty-five (19,846,725) shares were issued and outstanding as of September 24, 1999. All of the issued and outstanding common stock is fully paid and nonassessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Preemptive Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of our affairs, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Debt Securities.

As of the date of this registration statement, we have no debt securities outstanding.

Other Securities.

As of the date of this registration statement, we have 200,000 options outstanding, and we are not authorized to issue preferred stock. We have 50 warrants outstanding, which are each eligible to be exercised for 7 shares at $0.35 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information.

Since mid-1998, our common stock has been traded on the NASDAQ Over-The-Counter Bulletin Board under the symbol "LCSG." The following chart sets forth the high and low sales prices for each quarter since listing of the Company's common stock.

         1998 Quarter                                 High              Low
         July 1 - September 30                        $0.50             $0.20
         October 1 - December 31                      $1.49             $0.25

         1999 Quarter
         January 1 - March 31                         $2.75             $0.75
         April 1 - June 30                            $3.62             $2.25
         July 1 - September 30                       $2.625            $1.218

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Holders.

As of December 6, 1999, there were approximately 420 holders of common stock.

Dividends.

We have not paid a cash dividend on the common stock since the arrival of our current management, and we do not plan to declare a dividend in 1999. Management anticipates that any funds available will be reinvested in our business. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements, and overall financial condition.

ITEM 2. LEGAL PROCEEDINGS

Currently, there are no legal proceedings pending against us. However, from time to time we could be subject to suits arising in the ordinary course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not had any changes in or disagreements with our accountants on any accounting and financial disclosure issue.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Issuances for Mergers and Acquisitions.

On October 14, 1997, we issued 10,279,216 shares of common stock to Linkun Holding Company in exchange for certain assets of Linkun Holding Company. On October 17, 1997, we transferred these assets to WMF Holding Company in exchange for services valued at fifteen hundred dollars ($1,500.00). On October 28, 1997 we issued eight hundred fifty thousand (850,000) shares of our common stock in our merger with LCS New York. On May 1, 1998, we issued four hundred thousand (400,000) shares of our common stock in our acquisition of Golf Universe. On November 17, 1998, we issued one hundred fifty thousand (150,000) shares of our restricted common stock in our acquisition of Mr. B. On January 26, 1999, we issued two hundred thousand (200,000) shares of our common stock and an option to purchase an additional 200,000 shares of our common stock in our acquisition of Play Golf. On March 8, 1999, we issued three hundred fifty thousand (350,000) shares of our common stock in connection with our acquisition of Golf Promo on February 15, 1999.

The aforementioned share issuances were all made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended ("The Act"). We believe the exemption from registration in Section 4(2) of The Act was available because the transactions did not involve a public offering. No commissions were paid in any of these transactions.

We issued the following securities in reliance up on the exemption provided in Rule 504 of Regulation D, of The Act. The securities were issued in reliance on Rule 504 of Regulation D of The Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions; ii) we were not an investment company; iii) we were not development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions. On September 21, 1998, we issued 905,000 shares of our common stock for Consulting and Business Services rendered for the Company. On October 6, 1998, we issued 42,000 shares of our common stock for Legal and Administrative Services rendered for the Company. On October 15, 1998, we issued 18,000 shares of our common stock for Legal Services rendered for the Company. On October 22, 1998, we issued 137,000 shares of our common stock for Legal and Management Services rendered for the Company. On November 3, 1998, we issued 34,200 shares of our common stock for Legal Services rendered for the Company. On November 12, 1998, we issued 35,000 shares of our common stock for Consulting Services rendered for the Company. On November 15, 1998, we issued 16,500 shares of our common stock for Legal Services rendered for the Company. On November 19, 1998, we issued 50,000 shares of our common stock for Consulting Services rendered for the Company. On November 23, 1998, we issued 20,000 shares of our common stock for Consulting Services rendered for the Company. On November 30, 1998, we issued 11,800 shares of our common stock for Legal Services rendered for the Company.

On December 1, 1998, we completed the sale of 200,000 units, each comprised of 1 share of common stock and 2 warrants for the purchase 7 shares of common stock at an exercise price of $0.35, at $0.10 per unit pursuant to an offering under Rule 504 of Regulation D of The Act. We raised

$993,752.50 in cash proceeds from the offering. The aforementioned securities were issued in reliance on Rule 504 of Regulation D of The Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions; ii) we were not an investment company; iii) we were not development stage company without a specific plan of business or purpose; and
iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

On December 7, 1998, we issued 125,000 shares of our common stock for Consulting Services rendered for the Company. On December 9, 1998, we issued 350,000 shares of our common stock for Consulting Services rendered for the Company. On December 10, 1998, we issued 11,100 shares of our common stock for Legal Services rendered for the Company. On December 11, 1998, we issued 55,000 shares of our common stock for Consulting Services rendered for the Company. On December 15, 1998, we issued 400,000 shares of our common stock for payment of a Licensing Fee due from the Company. On December 16, 1998, we issued 7,000 shares of our common stock for Legal Services rendered for the Company. On December 21, 1998, we issued 7,200 shares of our common stock for Legal Services rendered for the Company. On December 22, 1998, we issued 35,000 shares of our common stock for Management Services rendered for the Company. The aforementioned securities were issued in reliance on Rule 504 of Regulation D of The Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions; ii) we were not an investment company; iii) we were not development Stage Company without a specific plan of business or purpose; and
iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

On January 26, 1999, we issued 25,000 shares of our common stock for Legal Services rendered for the Company. On March 1, 1999, we issued 20,000 shares of our common stock for Legal Services rendered for the Company. On March 1, 1999, we issued 175,000 shares of our common stock for Public Relations and Consulting Services rendered for the Company. On March 3, 1999, we issued 20,000 shares of our common stock for Consulting Services rendered for the Company. On March 4, 1999, we issued 7,500 shares of our common stock for Legal Services rendered for the Company. On April 9, 1999, we issued 115,000 shares of our common stock for Legal Services rendered for the Company. On April 21, 1999, we issued 50,000 shares of our common stock for Legal Services rendered for the Company. The aforementioned securities were issued in reliance on Rule 504 of Regulation D of The Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions; ii) we were not an investment company;
iii) we were not development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

We issued the following securities in reliance up on the exemption provided in
Section 4(2) of The Act. We believed that this exemption was available in each of the above transactions, as they did not involve a public offering. No commissions were paid in these transactions. On September 21, 1998, we issued 120,000 restricted shares of our common stock for Business Consulting Services rendered to the Company. On October 23, 1998, we issued 15,000 restricted shares of our common stock for Business Consulting Services rendered to the Company. On November 6, 1998, we issued 35,000 restricted shares of our common stock for Business Consulting Services rendered to the Company.

On December 7, 1998, we issued 75,000 restricted shares of our common stock for the repayment of debt owed by the Company. On December 11, 1998, we issued 115,000 restricted shares of our common stock for Business Consulting Services rendered to the Company. On December 15, 1998, we issued 200,000 restricted shares of our common stock as payment of a Licensing Fee due by the Company. On December 21, 1998, we issued 110,000 restricted shares of our common stock for Consulting Services rendered to the Company.

On January 4, 1999, we issued 15,000 restricted shares of our common stock for Public Relations Services rendered to the Company. On January 5, 1999, we issued 2,000,000 restricted shares of our common stock to our President, Dr. Michael Mitchell, in lieu of compensation for services rendered to the Company. On January 7, 1999, we issued 1,200,000 restricted shares of our common stock as payment of a Licensing Fee due by the Company. On January 26, 1999, we issued 1,015,000 restricted shares of our common stock for various Consulting Services rendered to the Company.

On February 17, 1999, we issued 265,000 restricted shares of our common stock for Consulting Services rendered to the Company. On March 1, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to the Company. On March 4, 1999, we issued 20,000 restricted shares of our common stock for Consulting Services rendered to the Company. On March 8, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to the Company. On March 25, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to the Company. On April 9, 1999, we issued 15,000 restricted shares of our common stock for Administrative Services rendered to the Company. On May 21, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to the Company.

On June 1, 1999, we issued 50,000 restricted shares of our common stock for Consulting Services rendered to the Company. On June 24, 1999, we issued 125,000 restricted shares of our common stock for Executive Services rendered to the Company. On June 28, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to the Company. On July 27, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to the Company. On August 23, 1999, we issued 275,000 restricted shares of our common stock for Consulting Services rendered to the Company. On September 23, 1999, we issued 3,000 restricted shares of our common stock for Consulting Services rendered to the Company.

Item 5. Indemnification of Directors and Officers

Our bylaws provide that we shall indemnify each of our directors and officers against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                    PART F/S

                                    PART III

Item 1. Index to Exhibits.

--------------------------------------------------------------------------------
Exhibit Number                Description
--------------------------------------------------------------------------------
2.1                           Linkun Holding Company
--------------------------------------------------------------------------------
2.2                           LCS Golf, Inc. Merger
--------------------------------------------------------------------------------
2.3                           Golf Universe, Inc.
--------------------------------------------------------------------------------
2.4                           Mr. "B" III, Inc.
--------------------------------------------------------------------------------
2.5                           GolfPromo, Inc.
--------------------------------------------------------------------------------
2.6                           Play Golf Now, Inc.
--------------------------------------------------------------------------------
3.1                           Articles of Incorporation, as amended
--------------------------------------------------------------------------------
3.2                           By-laws
--------------------------------------------------------------------------------
4.1                           Form of Common Stock Certificate
--------------------------------------------------------------------------------
21                            Subsidiaries
--------------------------------------------------------------------------------
27                            Financial Data Schedule
--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          /s/ Dr. Michael Mitchell
                                          ------------------------
                                          By: Dr. Michael Mitchell, President
                                          Dated: December 9, 1999

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Independent Auditors' Reports                                           1-2

Consolidated Balance Sheets
   as at February 28, 1999 and August 31, 1999                           3

Consolidated Statements of Operations
   for the Years Ended February 28, 1998 and 1999
   and the Six Months Ended August 31, 1998 and 1999                     4

Consolidated Statements of Changes in Stockholders' Equity
   for the Years Ended February 28, 1998 and 1999 and for the
   Six Months Ended August 31, 1999                                      5

Consolidated Statements of Cash Flows                                    7
   for the Years Ended February 28, 1998 and 1999
   and the Six Months Ended August 31, 1998 and 1999

Notes to Consolidated Financial Statements                               9

                          Independent Auditors' Report

To the Shareholders
LCS Golf, Inc.

      We have audited the accompanying consolidated balance sheet of LCS GOLF, INC. AND SUBSIDIARIES as at February 28, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCS Golf, Inc. and Subsidiaries as at February 28, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred significant losses from operations for the year ended February 28, 1999 and has relied on loans from its major stockholder. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ CORNICK, GARBER & SANDLER, LLP
                                          ----------------------------------
                                              CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
September 1, 1999

                          Independent Auditors' Report

LCS Golf, Inc.
New York, New York

      We have audited the accompanying statements of operations, stockholders' equity and cash flows of LCS Golf, Inc. for the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LCS Golf, Inc. for the year ended February 28, 1998 in conformity with generally accepted accounting principles.


                                           /s/ J.T. SHULMAN & COMPANY, P.C.
                                           -----------------------------------
                                               CERTIFIED PUBLIC ACCOUNTANTS

Carle Place, New York
May 19, 1998

                         LCS GOLF, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                      February 28,   August 31,
                                                          1999           1999
                                                      -----------    ----------
                   ASSETS                                            (Unaudited)

Current assets:
   Cash                                               $  289,029     $   88,032
   Accounts receivable (Note C)                                         196,478
   Due from factor (Note C)                               94,584         28,898
   Inventory (Note D)                                     73,377        223,736
   Prepaid and other current assets                      335,617         38,699
   Loans to stockholder - officer (Note E)                26,515
                                                      ----------     ----------

         Total current assets                            819,122        575,843

Fixed assets - at cost, less accumulated
   depreciation and amortization (Note F)                 43,050         58,489

Prepaid license fee (Note G)                           1,546,912      1,467,583

Intangible assets (Note A)                             1,522,886      1,444,702

Security deposits                                         10,200         20,200
                                                      ----------     ----------
        TOTAL                                         $3,942,170     $3,566,817
                                                      ==========     ==========

            The notes to financial statements are made a part hereof.

                                                   February 28,     August 31,
                                                       1999            1999
                                                   ------------    ------------
                 LIABILITIES                                        (Unaudited)

Current liabilities:
   Accounts payable and accrued expenses           $    156,762    $    493,781
   Notes payable                                                         50,000
   Loans from stockholders - officer                                    289,566
   Other current liabilities                             41,928          55,046
                                                   ------------    ------------

        Current liabilities before liabilities
          subsequently paid with common stock           198,690         888,393
                                                   ------------    ------------

   Liabilities subsequently paid with common
    stock (Note H)                                    1,830,796           6,689
                                                   ------------    ------------

Commitments (Notes H and I)

           STOCKHOLDERS' EQUITY
         (Notes A, B, G, H and I)

Common stock - $.001 par value each -
   authorized 50,000,000 shares; issued and
   outstanding 17,519,225 shares at February 28,
   1999 and 19,286,725 shares at August 31,
   1999                                                  17,519          19,287
Additional paid-in capital                            7,617,880      10,667,555
Deficit (from November 1, 1997 date of
   quasi-reorganization)                             (5,722,715)     (8,015,107)
                                                   ------------    ------------

        Total stockholders' equity                    1,912,684       2,671,735
                                                   ------------    ------------

        TOTAL                                      $  3,942,170    $  3,566,817
                                                   ============    ============

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended                  Six Months Ended
                                              February 28,                     August 31,
                                      ----------------------------    ----------------------------
                                          1998            1999            1998            1999
                                      ------------    ------------    ------------    ------------
                                                                               (Unaudited)
Sales                                                 $    107,840                    $    744,012

Cost of sales                                              191,872                         421,242
                                                      ------------                    ------------

Balance                                                    (84,032)                        322,770

Selling, general and administrative
   expenses (includes $3,916,
   $5,141,680, $2,028,070 and
   $1,220,647, respectively, of
   expenses paid with common stock)   $     21,100       5,551,559    $  2,086,712       2,603,251
                                      ------------    ------------    ------------    ------------

(Loss) from operations                     (21,100)     (5,635,591)     (2,086,712)     (2,280,481)

Other income (expense):
   Other income                                             22,910          23,720           1,282
   Interest expense                         (2,204)         (5,602)                        (13,193)
                                      ------------    ------------    ------------    ------------

NET (LOSS)                            $    (23,304)   $ (5,618,283)   $ (2,062,992)   $ (2,292,392)
                                      ============    ============    ============    ============

Net (loss) per share                  $       (.01)   $       (.63)   $       (.33)   $       (.12)
                                      ============    ============    ============    ============

Weighted average number of
   shares outstanding                    3,615,735       8,961,285       6,327,830      18,784,225
                                      ============    ============    ============    ============

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
              AND THE SIX MONTHS ENDED AUGUST 31, 1999 (UNAUDITED)
                            (NOTES A, B, G, H AND I)

                                                                                                                        Total
                                                                                                                    Stockholders'
                                                                  Common Shares          Additional                    Equity
                                                           --------------------------      Paid-in                    (Capital
                                                              Shares        Amount         Capital       Deficit     Deficiency)
                                                           -----------    -----------    -----------    ---------    -----------
Balances - March 1, 1997                                       988,250    $       988    $   276,268    $(405,526)   $  (128,270)

Additional shares provided to existing
   shareholders prior to recapitalization                      364,750            365           (365)

Recapitalization and reorganization:
(Note A)
   Investments in majority stock of acquired
    company applied to additional paid-in capital                                            (50,000)                    (50,000)
   Issued and outstanding shares of acquired
    company                                                 10,279,216         10,279        (10,279)
   Reverse split of 1-for-30 on common shares
    of acquired company (660,000 shares not
    subject to reverse split)                               (9,298,312)        (9,298)         9,298
   Common stock issued at par value in exchange
    for services rendered in connection with acquisition     3,916,360          3,916                                      3,916
   Contribution of stockholder loans to
    additional paid-in capital                                                               223,180                     223,180
   Effects of quasi reorganization                                                          (448,102)     324,398       (123,704)

Net loss for year ended February 28, 1998                                                                 (23,304)       (23,304)
                                                           -----------    -----------    -----------    ---------    -----------

Balances - March 1, 1998 (carry forward)                     6,250,264          6,250             --     (104,432)       (98,182)

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
              AND THE SIX MONTHS ENDED AUGUST 31, 1999 (UNAUDITED)
                            (NOTES A, B, G, H AND I)
                                       -2-

                                                                                                             Total
                                                                                                          Stockholders'
                                                    Common Shares           Additional                       Equity
                                             ---------------------------      Paid-in                       (Capital
                                                Shares         Amount         Capital        Deficit       Deficiency)
                                             ------------   ------------   ------------   ------------    ------------
Balances - March 1, 1998 (brought forward)      6,250,264   $      6,250                  $   (104,432)   $    (98,182)
Shares issued In Regulation D offering          2,982,150          2,982   $    976,722                        979,704
Shares issued in connection with
   acquisitions                                 1,500,000          1,500      1,302,450                      1,303,950
Options issued in connection with
   acquisition                                                                  169,755                        169,755
Shares issued for services                      6,786,811          6,787      5,168,953                      5,175,740
Net (loss) for the year ended
   February 28, 1999                                                                        (5,618,283)     (5,618,283)
                                             ------------   ------------   ------------   ------------    ------------

BALANCES - FEBRUARY 28, 1999                   17,519,225         17,519      7,617,880     (5,722,715)      1,912,684

Liabilities paid with common stock              1,107,500          1,108      1,526,117                      1,527,225
Shares issued for services                        660,000            660      1,523,558                      1,524,218
Net (loss) for the six months
   ended August 31, 1999                                                                    (2,292,392)     (2,292,392)
                                             ------------   ------------   ------------   ------------    ------------

Balances - August 31, 1999                     19,286,725   $     19,287   $ 10,667,555   $ (8,015,107)   $  2,671,735
                                             ============   ============   ============   ============    ============

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Year Ended                Six Months Ended
                                                         February 28,                   August 31,
                                                 --------------------------    --------------------------
                                                     1998           1999           1998           1999
                                                 -----------    -----------    -----------    -----------
                                                                                       (Unaudited)
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
    Net (loss)                                   $   (23,304)   $(5,618,283)   $(2,062,992)   $(2,292,392)

    Adjustments to reconcile results of
    operations to net cash effect of operating
    activities:
    Depreciation and amortization                                    80,206          8,359        161,233
    Issuance of common stock for services -
       net                                             3,916      5,141,680      2,028,070      1,220,647
    Changes in assets and liabilities, net of
    effects of acquisition of businesses:
       Accounts receivable                                                                       (196,478)
       Due from factor                                              178,539                        65,686
       Inventory                                                    (21,573)                     (150,359)
       Prepaid and other current assets                             (30,223)                      296,918
       Prepaid licensing fee                                        (25,000)
       Security deposits                                                                          (10,000)
       Accounts payable and accrued expenses             (95)        71,543         (6,546)       343,708
       Other current liabilities                                     (2,148)        13,500         13,118
                                                 -----------    -----------    -----------    -----------

          Net cash used for operating
              activities                             (19,483)      (225,259)       (19,609)      (547,919)
                                                 -----------    -----------    -----------    -----------

Cash flows from investing activities:
    Payment for purchases of businesses              (50,000)      (369,446)       (15,482)
    Purchase of fixed assets                                                                      (19,159)
    Loans to officer/stockholder                                    (26,515)                       26,515
                                                 -----------    -----------    -----------    -----------

          Net cash provided by (used for)
              investing activities                   (50,000)      (395,961)       (15,482)         7,356
                                                 -----------    -----------    -----------    -----------

Cash flows from financing activities:
    Net proceeds from issuance of shares
       in Regulation D                                              979,704         35,750
    Proceeds from notes issued                                                                     50,000
    Proceeds from officer/stockholder's
       loans                                          70,450                         5,789        408,653
    Repayment of officer/stockholder's
        loans                                                       (70,450)                     (119,087)
                                                 -----------    -----------    -----------    -----------

          Net cash provided by
              financing activities                    70,450        909,254         41,539        339,566
                                                 -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                          967        288,034          6,448       (200,997)

Cash - March 1                                            28            995            995        289,029
                                                 -----------    -----------    -----------    -----------

CASH - FEBRUARY 28                               $       995    $   289,029    $     7,443    $    88,032
                                                 ===========    ===========    ===========    ===========

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      -2-

                                                Year Ended               Six Months Ended
                                                February 28,                 August 31,
                                         -------------------------   -------------------------
                                             1998         1999          1998          1999
                                         -----------   -----------   -----------   -----------
                                                                                   (Unaudited)
Supplementary disclosures of cash paid
during the year for:
   Interest                              $       333                               $    11,059
                                         ===========                               ===========

   Income taxes                                        $     5,602
                                                       ===========

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies

      The Company

      On October 28, 1997, LCS Golf, Inc. (the Company), an inactive New York corporation, was merged into an inactive Delaware corporation with the same name ("LCS Delaware") in exchange for 4,904,610 shares of LCS Delaware's common stock, which includes 3,916,360 shares issued to certain existing shareholders of the Company for services rendered in connection with the merger. LCS Delaware had originally been incorporated on October 8, 1997 as Linkun Enterprise Inc. and had issued 320,904 common shares (after giving effect to a 1-for-30 reverse split on certain outstanding shares immediately prior to the merger) for certain assets of another company which were then sold shortly thereafter for $1,500. For financial accounting purposes, the merger on October 28, 1997 has been treated as the acquisition of LCS Delaware by the Company. However, no value has been ascribed to the common stock held by the LCS Delaware shareholders or to the additional shares issued to the Company's shareholders for services rendered in connection with the merger because at the date of merger both companies were inactive and their common shares were not actively traded.

      The Company was formed under the laws of the State of New York on March 8, 1994. On October 26, 1994, the Company commenced business operations with the purchase of substantially all of the assets and the assumption of specific liabilities of Bert Dargie Golf, Inc., a Tennessee corporation engaged in the business of designing, assembling and marketing golf clubs and related accessories.

      In August, 1996, the Company conveyed, assigned, transferred and delivered substantially all of its business assets to Dargie Golf Co. (the "Purchaser") in exchange for the: i) cancellation of the remaining debt owed to the Purchaser arising from the October 26, 1994 purchase, ii) sale by Herbert A. Dargie III of his 5 percent ownership interest in the Company to the Company and, iii) the assumption of certain liabilities of the Company by the Purchaser.

      The Company retained all of its rights to the specialty golf club known as the "Rattler." Additionally, the Purchaser granted to the Company a license to use the "Dargie" name in connection with the marketing of the "Rattler" utility club outside a 200 mile radius of Memphis, Tennessee for a term of no less than eighteen months.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -2-

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

      The Company (Continued)

      Effective November 1, 1997, the stockholders of the Company approved a plan of informal quasi reorganization whereby intangible and other assets aggregating $123,704 were written off to accumulated deficit. Additionally, accumulated deficit and additional paid-in capital were each reduced by $448,102. The $50,000 cash acquisition cost of LCS Delaware, which was initially credited to additional paid-in capital, was subsequently offset against accumulated deficit in the quasi reorganization described above.

      After the acquisitions described in Note B, the Company is primarily engaged in the acquisition and operation of companies which provide products and services to the golf playing public. These products and services include magnetic therapeutic devices, discounted greens fees and other services, and a golf website (http:www.golfuniverse.com) which provides various golf-related hyperlinks to other golf websites and golf course previews.

      Principles of Consolidation

      The consolidated financial statements include the accounts of LCS and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated in consolidation.

      Basis of Presentation

      The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

      Through August 31, 1999, the Company has not been able to generate significant revenues from its operations to cover its costs and operating expenses. Although the Company has been able to issue its common stock (Note I) for a significant portion of its expenses or has obtained cash advances from its principal shareholder (Note E), it is not known whether the Company will be able to continue this practice or be able to obtain continuing cash advances or if its revenue will increase significantly to be able to meet its cash operating expenses.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -3-

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

      Basis of Presentation (Continued)

      This, in turn, raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the subsidiaries acquired during the current year will begin to generate higher revenues and that the Company will be able to raise additional funds through an offering of its common stock or alternative sources of financing. However, no assurances can be given as to the success of these plans. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

      Interim Financial Data

      The unaudited financial information as of August 31, 1999 and for the six months ended August 31, 1999 and 1998 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial information in accordance with generally accepted accounting principles.

      Inventories

      Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

      Depreciation of Equipment

      Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets. For income tax purposes, accelerated depreciation methods are utilized for certain assets.

      Deferred Income Taxes

      Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -4-

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

      Deferred Income Taxes (Continued)

      As a result of the Company's recent re-commencement of operations and its net losses to date, the Company has provided a valuation allowance of $2,169,000 at February 28, 1999 and $3,053,000 at August 31, 1999 against the income tax benefit attributable to its net operating loss carryforwards and other temporary differences which aggregate approximately $5,618,000 and $7,832,000 at February 28, 1999 and August 31, 1999, respectively. Almost all of such temporary differences relate to the Company's net operating loss carryforwards which expire substantially in 2019.

      Intangible Assets

      Intangible assets which are comprised of the goodwill, customer lists and website costs relating to acquisitions (Note B) are being amortized on a straight-line basis over ten years.

      The Company plans to evaluate these assets for impairment on the basis of whether their cost is recoverable from projected, undiscounted net cash flows for each related business.

      Concentrations

      Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. Cash balances are held principally at one financial institution and many exceed Federal Deposit Insurance Corporation insured amounts.

      For the year ended February 28, 1999, sales to two customers accounted for approximately 89% of total sales, the largest of which represented approximately 73% of the total. For the six months ended August 31, 1999, sales to two customers accounted for approximately 32% of total sales; each one represents approximately 16%. In addition, four customers accounted for approximately 90% of accounts receivable at August 31, 1999, the two largest accounting for 65%.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -5-

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

      Advertising Costs

      The Company expenses its advertising costs when incurred. However, $10,000 of expenses relating to an infomercial which is being produced as of February 28, 1999 are included in prepaid expenses and will be expensed upon the first showing of the infomercial.

      Advertising costs were $6,688 for the year ended February 28, 1999 and $219,336 for the six months ended August 31, 1999. There were no advertising costs incurred for the year ended February 28, 1998 and the six months ended August 31, 1998.

      Loss Per Share

      Loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding during each year. The effect of outstanding stock options is not included in the per share calculations as it would be antidilutive.

      The pro forma per share effect of the shares issued subsequent to February 28, 1999 in payment of liabilities owed at that date (Note H) is to reduce the net loss per share for the year then ended by $.01.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Acquisitions

      The results of operations of the following acquisitions are included in the attached consolidated statements of operations and cash flows from their respective dates of acquisition.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -6-

NOTE B - Acquisitions (Continued)

      Golf Universe, Inc.

      On May 1, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Golf Universe, Inc., which operates a golf website that provides hyperlinks to other golf related websites. The purchase price was $245,250, which included the issuance of 400,000 shares of the Company's common stock with a market value of $128,500 and a note payable of $100,000 which was paid prior to February 28, 1999. The purchase price also includes $16,750 in expenses.

      Mr. B III, Inc.

      On November 17, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Mr. B III, Inc. ("B III"), which designs, manufactures, markets and distributes therapeutic magnetic products and specialty pillows. The purchase price was approximately $679,000, which included a cash payment of $250,000, the issuance of 150,000 shares of the Company's common stock with a market value of $71,250 and a cash payment of $250,000. The purchase price also includes expenses of approximately $358,000, which includes the issuance of 150,000 shares of the Company's common stock with a market value of approximately $355,000.

      Play Golf Now, Inc.

      On January 26, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Play Golf Now, Inc., which sells memberships that enable the holder to play at specified golf courses across the country at reduced greens fees and entitle the holder to receive various other discounts from participating vendors on golf related items. The purchase price was approximately $602,000, which included the issuance of 200,000 shares of the Company's common stock to the seller and 250,000 shares of common stock to consultants with a market value aggregating approximately $432,000. The seller also received non-qualified stock options to purchase to January 25, 2001, 200,000 shares of the Company's common stock at $.50 per share. The value of these options at grant date utilizing the Black-Scholes option-pricing model, was approximately $170,000. The assumptions used in determining the value of these options was an expected volatility of 181.00%, an average interest rate of 4.64% per annum and an expected holding period of two years.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -7-

NOTE B - Acquisitions (Continued)

      Golfpromo, Inc.

      On February 15, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Golfpromo, Inc., whose principal asset is a mailing list of golfers. The purchase price was approximately $316,000, representing the market value of 350,000 shares of the Company's common stock issued to the seller.

      The agreements for the acquisitions of B III, Play Golf Now, Inc. and Golfpromo, Inc. include a provision that if the price of the Company's common stock is less than $1.00 per share, one year from the date(s) of issuance, then additional shares will be issued to the seller(s). The number of shares to be issued will be the value of the shares originally issued utilizing the $1.00 per share price less the value of the shares utilizing the current market price on the one year anniversary of the acquisition, the difference being divided by one dollar to determine the additional shares to be issued.

      B III is the only one of the foregoing acquisitions which is considered material in relation to those of the Company. The following presents, on an unaudited pro forma basis, the net sales, net loss and loss per share had the B III acquisition occurred on March 1, 1997. The information for B III is based upon its unaudited financial data for the period March 1, 1998 through November 16, 1998 and for the year ended February 28, 1998. The pro forma information does not purport to be indicative of the results of operations that would have occurred had the transaction taken place at the beginning of the periods presented nor is it indicative of the expected future results of operations:

                                               Year Ended February 28,
                                             -------------------------
                                                1998          1999
                                             ----------   -----------
            Net sales                        $1,242,000   $ 1,130,000
                                             ==========   ===========

            Net loss                         $ (249,000)  $(5,635,000)
                                             ==========   ===========

            Loss per share                   $     (.06)  $      (.62)
                                             ==========   ===========

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -8-

NOTE C - Due from Factor

      B III's agreement with a factor provides for the sale of all credit approved accounts receivable of B III only at the invoice price less a factoring commission of 1.75%. Minimum factoring commissions of $15,000 a year, payable monthly are required. The agreement is automatically renewable by the Company each October 31, unless the factor gives the Company 30 - 60 days notice of cancellation prior to that date. The Company is given credit for the sale within two weeks of collection by the factor. If a receivable is not collected for any reason other than the customer's financial inability to pay, the credit approval is automatically terminated and it becomes a "client risk" receivable. A client risk receivable is a purchase by the factor with recourse and can be charged back to the Company at the factor's option. The factor may advance up to 80% of the purchase price of uncollected accounts receivable. These advances bear interest at a rate the greater of 9% or 2% above the prime rate. The factor is collateralized under this agreement by the accounts receivable, cash in banks and intangible assets of B III. At February 28, 1999 and August 31, 1999, the Company has a receivable due from the factor which bears interest at 2% below the prime rate.

      In March 1999, the President of the Company personally guaranteed the above agreement.

      The accounts receivable at August 31, 1999 cannot be sold under this agreement because they were not receivables of B III.

NOTE D - Inventory

      Inventory is summarized as follows:

                                           February 28,     August 31,
                                               1999            1999
                                           ------------     ----------

            Raw materials                     $30,768        $110,159
            Work-in-process                     4,069          47,210
            Finished goods                     38,540          66,367
                                              -------        --------

                    Total                     $73,377        $223,736
                                              =======        ========

NOTE E - Loans to/from Major Stockholder/Officer

      Loans to/from a major stockholder/officer are payable on demand with interest at 10% a year. These loans are unsecured. From February 28, 1999 to September 1, 1999, the loans receivable from the stockholder/officer were repaid and the stockholder/officer made net advances to the Company of approximately $291,000. At November 30, 1999, the net advances from the stockholder/officer were $346,000.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                       -9-

NOTE F - Equipment

      Equipment consists of the following:

                                             As at        As at
                                          February 28,  August 31,  Useful Lives
                                              1999         1999        (Years)
                                          ------------  ----------  ------------

           Office equipment and computers   $10,515      $29,674         5
           Machinery and equipment           34,425       34,425         5
                                            -------      -------

                 Total                       44,940       64,099

           Less accumulated depreciation      1,890        5,610
                                            -------      -------

                 Total                      $43,050      $58,489
                                            =======      =======

      Depreciation expense for the year ended February 28, 1999 and the six months ended August 31, 1999 was $1,890 and $3,720, respectively.

NOTE G - Licensing Agreement

      In December 1998, the Company entered into a ten year licensing agreement for the services of Joe Namath to be a spokesperson to promote the Company's products. The license fee of approximately $1,586,500, which is being amortized over the life of the agreement, was paid for by the issuance of 1,200,000 shares of the Company's common stock with a market value of $1,174,500, the issuance of 600,000 shares of common stock with a market value of approximately $387,000 to two individuals who assisted in obtaining the agreement and $25,000 in cash. The amortization expense for the year ended February 28, 1999 and for the six months ended August 31, 1999 was approximately $40,000 and $78,000, respectively. In addition, Mr. Namath is entitled to a royalty fee of 5% of the gross sales, as defined, generated from products promoted in accordance with the agreement. No royalties are due for the year ended February 28, 1999 and the six months ended August 31, 1999.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                      -10-

NOTE H - Commitments

      Employment Agreements

      On June 1, 1998, the Company entered into a five year employment agreement with its President which provides for a minimum annual salary of $260,000 with annual increases of not less than four percent. However, in lieu of cash payments of $150,000 due under the agreement through December 1998, the Company issued 2,000,000 shares of common stock to its President. The $1,925,000 quoted market value of these shares has been charged to operations for the year ended February 28, 1999 as officer's salary.

      On February 18, 1999, the Company entered into a one year employment agreement with the Vice President of Golfpromo, Inc., which provides for a minimum annual salary of $60,000. Additionally, the agreement provides for a bonus of five percent of sales of Golfpromo, Inc. up to $500,000 and three percent of its sales between $500,001 to $1,000,000. The agreement is renewable at the option of both parties. Golfpromo had no sales for the period ended February 28, 1999 and sales of approximately $268,000 for the six months ended August 31, 1999. In addition, the Company agreed to continue the employment of two employees for one year at a combined annual salary of approximately $76,000.

      In connection with the acquisition of Play Golf Now, Inc., the Company entered into an employment agreement with the seller for a two year period commencing on May 26, 1999 at an annual salary of $104,000.

      Lease

      In August 1999, the Company entered into a three year lease for office space in Florida. The lease can be renewed for an additional two year term. Rent is $5,000 a month with an annual cost of living increase and is subject to further adjustments for any increases in real estate taxes or insurance. The minimum annual base rentals under this lease are as follows:

            Year ending February 28:
            -----------------------
              2000                           $  40,000
              2001                              60,000
              2002                              60,000
              2003                              20,000
                                             ---------

                     Total                   $ 180,000
                                             =========

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                      -11-

NOTE H - Commitments (Continued)

      Lease (Continued)

      The Company's other locations are leased on a month-to-month basis. Rent expense was $15,980 for the year ended February 28, 1999 and $400 and $30,277 for the six month periods ended August 31, 1998 and 1999, respectively.

NOTE I - Stockholders' Equity

      During the year ended February 28, 1999, the Company sold, under Regulation D of the Federal Securities Act, 200,000 units at $.10 a unit. Each unit consisted of one share of the Company's common stock and two common stock warrants. Each warrant is for the purchase of seven shares of common stock at $.35 a share. As of February 28, 1999, 2,782,150 shares had been issued for the exercise of the warrants, warrants to purchase 350 shares were outstanding and warrants to purchase 17,500 shares have been surrendered by the holders. The Company received $979,704 in proceeds from the sale of units and exercise of the warrants, net of offering expenses of $14,048.

      The Company has issued shares of common stock for the following services rendered (the shares have been recorded at the quoted market value of the Company's stock):

                                        Year Ended          Six Months Ended
                                    February 28, 1999        August 31, 1999
                                  ----------------------  ----------------------
                                                Quoted                  Quoted
                                  Number of     Market    Number of     Market
Shares Issued for Services          Shares      Value       Shares      Value
                                  ----------  ----------  ----------  ----------
Licensing agreement (Note G)       1,800,000  $1,561,576
Board of Directors fees              300,000     197,250
Consulting services                2,669,311   2,501,735     643,000  $1,481,407
President's wages (Note H)         2,000,000   1,925,000
Consulting fees - related parties  1,325,000     820,975      15,000      37,500
Finance costs                                                  6,000      12,000
                                  ----------  ----------  ----------  ----------

     Total                         8,094,311  $7,006,536     664,000  $1,530,907
                                  ==========  ==========  ==========  ==========

      The Company utilized consulting services provided by certain family members of the President of the Company.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                      -12-

NOTE I - Stockholders' Equity

      The table for the year ended February 28, 1999 includes 1,307,500 shares of common stock issued by the Company after February 28, 1999 in payment of $1,830,796 due for certain business acquisitions, related expenses, fees and consulting services incurred prior to February 28, 1999. In addition, the table for the six months ended August 31, 1999 includes 4,000 shares of common stock issued by the Company subsequent to August 31, 1999 in payment of $6,688 for financial costs and consulting.

      On June 25, 1999, the stockholders of the Company approved an increase in the number of authorized shares from 20,000,000 shares to 50,000,000 shares.

NOTE J - Segments

      LCS Golf, Inc., through its subsidiaries, provides products and services to the golf playing public. The Company's two reportable business segments are managed separately based on fundamental differences in their operations. They consist of the internet and manufacturing segments. The internet segment commenced operations subsequent to February 28, 1999.

      The internet segment provides diverse services through its web sites, including direct marketing services and e-mail direct marketing services, e-commerce news and information, internet access and discounts on golf products and services.

      The manufacturing segment is involved in the design, manufacture, marketing and distribution of therapeutic magnetic and specialty products. In November 1999, the Company ceased manufacturing operations and, utilizing its manufacturing assets, is outsourcing this phase of this segment.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS AT AUGUST 31, 1999 AND
                         FOR THE SIX MONTH PERIODS ENDED
                     AUGUST 31, 1998 AND 1999 IS UNAUDITED)
                                      -13-

NOTE J - Segments (Continued)

      The following table reflects the results of the segments as at August 31, 1999 and the six months then ended, consistent with the Company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles. Certain significant assets and expenditures which related to the overall management and operations of the Company are not allocated to any segment. These expenses include consulting fees, professional fees and general corporate salaries.

                                                                    Unallocated
                                                                    Management/
                           Total         Internet   Manufacturing    Operations
                        -----------    -----------  -------------   -----------

Sales                   $   744,012    $   444,539   $   299,473
                        ===========    ===========   ===========

Net (loss) income       $(2,292,392)   $    45,179   $  (277,533)   $(2,060,038)
                        ===========    ===========   ===========    ===========

Total assets:
   August 31, 1999      $ 3,566,816    $ 1,317,190   $   667,036    $ 1,582,590
   February 28, 1999      3,942,170      1,152,037       623,624      2,166,509
                        -----------    -----------   -----------    -----------

(Decrease) increase
   in total assets      $  (375,354)   $   165,153   $    43,412    $  (583,919)
                        ===========    ===========   ===========    ===========